SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

Results of the Annual General Meeting of Shareholders

for Fiscal Year 2007

On March 20, 2008, Kookmin Bank held its annual general meeting of shareholders for fiscal year 2007, and all six agenda items listed below were approved and ratified as originally proposed.

■ Agendum 1.	Approval of non-consolidated financial statements (balance sheet, income statement and statement of appropriation of retained earnings) for fiscal year 2007

■ Agendum 2.	Amendment of the Articles of Incorporation

■ Agendum 3.	Appointment of director(s)

■ Agendum 4.	Appointment of candidate(s) for the members of the Audit Committee, who are not non-executive directors

■ Agendum 5.	Appointment of candidate(s) for the members of the Audit Committee, who are non-executive directors

■ Agendum 6.	Approval of aggregate remuneration limit for directors

Details of the originally proposed agenda were previously disclosed on March 4, 2008.

Details of Approved Agenda Items

■ Key items of the approved non-consolidated financial statements for the fiscal year 2007

	(In millions except per share amounts)
Total assets	(Won)	218,866,038
Total liabilities		202,828,277
Capital stock		1,681,896
Total shareholders’ equity		16,037,761
Operating revenue		21,281,826
Operating income		4,233,386
Net income		2,773,843
Net income per share (In currency units)	(Won)	8,246

■ Declaration of Dividends

The shareholders approved a cash dividend of KRW 2,450 per common share, for a total amount of KRW 824,128,834,200, for the fiscal year 2007.

■ Appointed Directors and Audit Committee members

•	Number of newly or re-appointed executive directors: 3

•	Number of newly or re-appointed non-executive directors: 5

•	Number of newly or re-appointed audit committee members: 6

Details regarding newly or re-appointed Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
In Gyu Choi (Newly appointed) (12/23/1955)	Senior Executive Vice President & Head of the Strategy Group, Kookmin Bank

•   General Manager, Strategic Planning Team, Kookmin Bank

•   General Manager, Seochobuk Branch, Kookmin Bank

•   General Manager, Human Resources Supporting Department, Kookmin Bank

•   Executive Vice President, Strategic Planning Division, Kookmin Bank

			• B.A. in Business Administration, Yonsei Univ. • M.B.A., The George Washington Univ.	Republic of Korea	3 yrs

Donald H. MacKenzie (Newly appointed) (12/20/1948)	Senior Executive Vice President & CFO, Kookmin Bank	• Partner, KPMG Peat Marwick • Vice President, Goldman Sachs • Managing Director, ING Barings • Country Manager, ING Bank Japan • Senior Executive Vice President & CRO, Kookmin Bank	• B.A. in Economics, Univ. of British Columbia • Canadian Institute of Chartered Accountants (CICA)	Canada	3 yrs

Yong Hwa Cheong (Newly appointed) (07/12/1952)	-

•   Director, Bank Examination Department 1, Financial Supervisory Service

•   Director, Examination Planning & Coordination Department, Financial Supervisory Service

•   Assistant Governor, Financial Supervisory Service

•   Director, Business Operating Division, National Credit Union Federation of Korea

			• B.A. in Law, Korea Univ. • M.S. in Business Administration, Korea Univ.	Republic of Korea	3 yrs

Details regarding newly or re-appointed Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Dam Cho (Reappointed) (08/01/1952)	• Professor, Chonnam National Univ. • Non-executive Director, Kookmin Bank	• Lecturer, Hongik Univ. • Advisory Professor, Samsung Fire & Marine Insurance Co., Ltd. • President, Korean Financial Management Association	• B.A. in Business Administration, Korea Univ. • M.S. in Business Administration, Korea Univ. • Ph. D. in Finance, Korea Univ.	Republic of Korea	3 yrs

Suk Sig Lim (Newly appointed) (07/17/1953)	Professor, Univ. of Seoul	• Assistant Professor, Univ. of Alberta • Member, Examination Committee, FSS • Vice President, Korea Accounting Institute • Non-executive Director, Korea Ratings	• B.A. in Business Administration, Seoul National Univ. • M.S. in Industrial Engineering, KAIST • M.S. in Business Administration, Pennsylvania State Univ. • Ph. D. in Accounting, Univ. of Minnesota	Republic of Korea	3 yrs

Sang Moon Hahm (Newly appointed) (02/02/1954)	Dean, KDI School of Public Policy and Management	• Assistant Professor, Virginia Tech • Chief Researcher, Korea Institute of Finance • Professor, KDI School of Public Policy and Management	• B.A. in Economics, Georgetown Univ. • M.A. in Economics, Univ. of Chicago • Ph. D. in Economics, Univ. of Chicago	Republic of Korea	3 yrs

Han Kim (Newly appointed) (02/17/1954)	President & Chairman, Uclick	• Executive Director, Daishin Securities Co., Ltd. • Vice Chairman, Meritz Securities Co., Ltd. • Non-executive Director, Dongyang Fire & Marine Insurance Co., Ltd.	• B.S. in Mechanical Engineering, Seoul National Univ. • M.B.A., Yale Univ.	Republic of Korea	3 yrs

Chan Soo Kang (Newly appointed) (11/23/1961)	• President & Chairman, Kang & Company. Ltd. • Non-executive Director, SK Holdings Co., Ltd.	• Executive Director, BT Wolfensohn • CEO, Seoul Securities Co., Ltd. • Adjunct Professor, Ewha Womans Univ.	• B.A. in Economics, Harvard Univ. • M.B.A., Wharton School, Univ. of Pennsylvania	United States of America	3 yrs

Details regarding newly appointed Member of the Audit Committee who is not a Non-Executive Director

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Yong Hwa Cheong (Newly appointed) (07/12/1952)	–

•   Director, Bank Examination Department 1, Financial Supervisory Service

•   Director, Examination Planning & Coordination Department, Financial Supervisory Service

•   Assistant Governor, Financial Supervisory Service

•   Director, Business Operating Division, National Credit Union Federation of Korea

			• B.A. in Law, Korea Univ. • M.S. in Business Administration, Korea Univ.	Republic of Korea	3 yrs

Details regarding newly or re-appointed Members of the Audit Committee who are Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Kee Young Chung (Reappointed) (09/07/1948)	• Professor, Accounting Keimyung Univ. (C.P.A) • Non-executive Director, LG Corporation • Non-executive Director, Kookmin Bank	• Member, Examination Committee, FSS • Chairman, Korea Accounting Association • President, Korea Accounting Institute	• B.A. in Business, Seoul National Univ. • M.A. in Business, Seoul National Univ. • Ph. D. in Accounting, Univ. of Texas, Austin	Republic of Korea	1 yr

Dam Cho (Reappointed) (08/01/1952)	• Professor, Chonnam National Univ. • Non-executive Director, Kookmin Bank	• Lecturer, Hongik Univ. • Advisory Professor, Samsung Fire & Marine Insurance Co., Ltd. • President, Korean Financial Management Association	• B.A. in Business Administration, Korea Univ. • M.S. in Business Administration, Korea Univ. • Ph. D. in Finance, Korea Univ.	Republic of Korea	1 yr

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Suk Sig Lim (Newly appointed) (07/17/1953)	• Professor, Univ. of Seoul	• Assistant Professor, Univ. of Alberta • Member, Examination Committee, FSS • Vice President, Korea Accounting Institute • Non-executive Director, Korea Ratings	• B.A. in Business Administration, Seoul National Univ. • M.S. in Industrial Engineering, KAIST • M.S. in Business Administration, Pennsylvania State Univ. • Ph. D. in Accounting, Univ. of Minnesota	Republic of Korea	1 yr

Han Kim (Newly appointed) (02/17/1954)	• President & Chairman, Uclick	• Executive Director, Daishin Securities Co., Ltd. • Vice Chairman, Meritz Securities Co., Ltd. • Non-executive Director, Dongyang Fire & Marine Insurance Co., Ltd.	• B.S. in Mechanical Engineering, Seoul National Univ. • M.B.A., Yale Univ.	Republic of Korea	1 yr

Chee Joong Kim (Newly appointed) (12/11/1955)	• Partner, Barun Law • Non-executive Director, Kookmin Bank	• Presiding Judge, Seoul Eastern District Court • Presiding Judge, Seoul Administrative Court • Presiding Judge, Patent Court • Presiding Judge, Seoul High Court	• B.A. in Law, Seoul National Univ. • M.A. in Law, Seoul National Univ.	Republic of Korea	1 yr

■	Total Number of Directors and Audit Committee Members following Appointment

•	Directors: 15 (5 executive directors, 10 non-executive directors)

•	Members of the Audit Committee, who are non-executive directors: 5

•	Member of the Audit Committee, who is not a non-executive director: 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank (Registrant)

Date: March 20, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO Executive Director